POINTS INTERNATIONAL LTD.

Annual Information Form

March 4, 2020

Information presented herein is current as of March 4, 2020, unless otherwise indicated. All dollar amounts are in United States Dollars unless otherwise indicated.

Table of Contents

FORWARD-LOOKING STATEMENTS	- 1 -
NON-GAAP FINANCIAL MEASURES	- 2 -
CORPORATE STRUCTURE	- 2 -
GENERAL DEVELOPMENT OF THE BUSINESS	- 2 -
GENERAL DESCRIPTION OF THE BUSINESS	- 4 -
Loyalty Currency Retailing	- 5 -
Platform Partners	- 5 -
Points Travel	- 5 -
Method of Providing Services	- 6 -
Specialized Skill and Knowledge	- 6 -
Competitive Conditions	- 6 -
Intangible Property	- 6 -
Seasonality	- 7 -
Economic Dependence	- 7 -
Changes to Contracts	- 7 -
Employees	- 7 -
RISK FACTORS	- 8 -
DIVIDENDS	- 8 -
GENERAL DESCRIPTION OF CAPITAL STRUCTURE	- 8 -
MARKET FOR SECURITIES	- 9 -
DIRECTORS AND EXECUTIVE OFFICERS	- 10 -
Current Directors	- 10 -
Director Biographies	- 11 -
Current Executive Officers	- 14 -
Security Holdings	- 15 -
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	- 15 -
Conflicts of Interest	- 16 -
AUDIT COMMITTEE	- 16 -
Audit Committee Charter	- 16 -
Composition of the Audit Committee	- 16 -
Relevant Education and Experience	- 16 -
Audit Committee Pre-Approval Policies and Procedures	- 17 -
External Auditor Service Fees (By Category)	- 17 -
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	- 17 -
TRANSFER AGENT	- 18 -
MATERIAL CONTRACTS	- 18 -
INTEREST OF EXPERTS	- 18 -
ADDITIONAL INFORMATION	- 18 -
NON-GAAP FINANCIAL MEASURES	- 18 -
APPENDIX A - AUDIT COMMITTEE MANDATE

POINTS INTERNATIONAL LTD.

ANNUAL INFORMATION FORM

The following Annual Information Form ("AIF") of Points International Ltd. (which is also referred to herein as "Points", "we", "our" or "us") should be read in conjunction with our audited consolidated financial statements (including the notes thereon) for the year ended December 31, 2019 ("2019 Audited Consolidated Financial Statements"). Further information, including our Management Discussion and Analysis for the year ended December 31, 2019 ("2019 MD&A"), may be accessed at www.sedar.com or www.sec.gov.

FORWARD-LOOKING STATEMENTS

This AIF contains or incorporates forward-looking statements within the meaning of United States securities legislation and forward-looking information within the meaning of Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements relate to, among other things, our financial performance, our partnerships and the expected benefits from them, our role in the loyalty currency retailing market, future purchases of common shares under the 2019 Repurchase (as defined below), our intent to use retained earnings for general corporate purposes, our vision and strategic goals, the competitive environment in which we operate, other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as "may," "will," "expects," "anticipates," "continue," "intends," "plans," "believes," "estimates" or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only our expectations, estimates and projections regarding future events.

Although we believe the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. In particular, our financial outlooks assume we will be able to maintain our existing contractual relationships and products, that such products continue to perform in a manner consistent with our past experience, that we will be able to generate new business from our pipeline at expected margins, in-market and newly launched products and services will perform in a manner consistent with our past experience and we will be able to contain costs. Our ability to convert our pipeline of prospective partners and product launches and cross-sell existing partners is subject to significant risk and there can be no assurance that we will launch new partners or new products with existing partners as expected or planned nor can there be any assurance that we will be successful in maintaining our existing contractual relationships or maintaining existing products with existing partners. Other important assumptions, factors, risks and uncertainties are included in our filings with applicable securities regulators, including our 2019 Audited Consolidated Financial Statements and 2019 MD&A.

The forward-looking statements contained in this AIF are made as at the date of this AIF and, accordingly, are subject to change after such date. Except as required by law, we do not undertake any obligation to update or revise any forward-looking statements made or incorporated in this AIF, whether as a result of new information, future events or otherwise.

NON-GAAP FINANCIAL MEASURES

This AIF contains certain non-GAAP financial measures. For additional details, see "Non-GAAP Financial Measures" below, as well as our most recently filed management's discussion and analysis.

CORPORATE STRUCTURE

Points International Ltd. is a corporation continued under the Canada Business Corporations Act. Our articles have been amended on various occasions, including most recently on May 13, 2016 to increase the maximum number of directors from seven to nine and to authorize the board to appoint additional directors by way of resolution between annual general meetings. Our head and registered office is 111 Richmond Street West, Suite 700, Toronto, Ontario, M5H 2G4.

The following organizational chart shows each of Points' subsidiaries, their jurisdiction of incorporation, and the percentage of votes attaching to all voting securities held directly or indirectly by Points.

GENERAL DEVELOPMENT OF THE BUSINESS

In February 2017, we expanded our footprint in Latin America and the Caribbean with the announcement of a new partnership with Copa Airlines, enabling ConnectMiles members to buy, gift or transfer their reward miles.

In April 2017, in collaboration with Collinson Latitude, we signed a multi-year agreement with All Nippon Airways ("ANA"), Japan's largest airline. In this new partnership, ANA Mileage Club has integrated with Points Travel, enabling members to earn or redeem their miles when transacting for hotel and car rental bookings. In addition, ANA also launched the ANA Global Mileage Mall and ANA Global Selection, powered by Collinson Latitude's Earn Mall and Redemption Store solutions. Also in April 2017, Points announced a new partnership with WestJet, enabling members to buy WestJet Dollars.

In May 2017, we launched our buy services with Etihad Airways, enabling Etihad Guest Reward members to buy miles.

In August 2017, we announced an additional normal course issuer bid pursuant to which we had the ability to repurchase up to 743,468 of our common shares (the "2017 Repurchase"), representing approximately 5% of our issued and outstanding common shares as of July 31, 2017. In connection with the 2017 Repurchase, we entered into an automatic share purchase plan with a broker to facilitate repurchases of our common shares. Under the automatic share purchase plan, our broker was permitted to repurchase common shares at times when we would ordinarily not be permitted to due to regulatory restrictions or self-imposed blackout periods. The 2017 Repurchase commenced on August 14, 2017 and terminated on August 13, 2018. Pursuant to the 2017 Repurchase, we purchased the maximum amount of 743,468 common shares, all for cancellation.

In November 2017, we announced a new partnership with Velocity Frequent Flyer, the loyalty program of Virgin Australia, to take its Points Booster program online. Velocity members are now able to top up their Velocity Points online in order to redeem for a reward sooner.

In January 2018, we announced that Etihad Guest, the loyalty program of Etihad Airways, expanded its relationship with us to enable Etihad Guest members to earn miles through Travel Rewards when booking hotels and renting cars. In September, we announced that Etihad Guest expanded this relationship to offer its members more travel rewards when booking hotels and renting cars.

In April 2018, Emirates Airline engaged us to provide its Emirates Skywards members with a new way to Buy, Gift, Transfer and Reinstate Skywards miles.

In May 2018, we announced a partnership with Priceline which will permit us to leverage Priceline's hotel inventory providing access to leading hotels worldwide and enhancing the hotel options for our Points Travel services. In addition, Members of Singapore Airlines' KrisFlyer Program can now use KrisFlyer miles to redeem for hotels and car rental locations through the Points Travel platform.

In August 2018, we announced an additional normal course issuer bid pursuant to which we had the ability to repurchase up to 710,893 of our common shares (the "2018 Repurchase"), representing approximately 5% of our issued and outstanding common shares as of July 31, 2018. In connection with the 2018 Repurchase, we also renewed our automatic share purchase plan. The 2018 Repurchase commenced on August 14, 2018 and terminated on August 13, 2019. Pursuant to the 2018 Repurchase, we purchased 684,061 common shares, all for cancellation.

In December 2018, we announced a long-term strategic partnership with Amadeus, a world leader in loyalty offerings. Both new and existing airline customers of both companies will benefit from the combined portfolio as the partnership is designed to help airlines unlock greater economics from their loyalty programs by integrating our solutions within existing Amadeus Loyalty Management and Awards solutions at the click of a button. The integrated portfolio of services helps airlines further improve loyalty redemption and member engagement. In addition, we were also successful in expanding our relationship with Alaska Airlines to permit their Mileage Plan members the opportunity to purchase higher elite status.

In February 2019, we announced an expanded partnership with Frontier Airlines, enabling their members to redeem miles when booking hotels online.

In May 2019, we launched a new integration between the Hilton Honors program and Lyft, the popular ride sharing program, to power new functionality that enables their shared customers to earn Hilton Honors points for every Lyft ride taken. In November 2019, we added redemption functionality to this relationship, allowing Hilton Honors members the ability to pay for the Lyft rides using their points. Also in May 2019, we expanded our relationship with the Emirates Skywards program, launching our accelerator service. The service enables Skywards members the ability to boost their miles earned from completing a flight booking with Emirates.

In August 2019, we announced an additional normal course issuer bid pursuant to which we have the ability to repurchase up to 679,034 of our common shares (the "2019 Repurchase"), representing approximately 5% of our issued and outstanding common shares as of July 31, 2019. In connection with the 2019 Repurchase, we also renewed our automatic share purchase plan. The 2019 Repurchase commenced on August 14, 2019 and will terminate on August 13, 2020. As at December 31, 2019, we purchased 312,344 common shares, all for cancellation.

In September 2019, we announced an expansion of our Points Travel services with the AIR MILES Reward program. The expanded relationship enables AIR MILES members the ability to redeem their miles for online hotel bookings across the globe.

In November 2019, we launched a new relationship with AIR MILES Middle East and its banking partner, HSBC Middle East. The new partnership will enable exchanges with two of our existing loyalty program partners, the Etihad Guest and Emirates Skywards programs, strengthening our growing footprint in the Middle East region.

In 2019, we opened regional offices in Singapore and Dubai. Resources in these offices bring regional business knowledge that will be beneficial in enabling us to more effectively service existing relationships in these regions, and more importantly, expand our business development presence. Geographic expansion is a key element of our long-term growth strategy and the addition of these regional offices represents an early milestone in support of this long-term growth driver.

GENERAL DESCRIPTION OF THE BUSINESS

We are the global leader in providing loyalty e-commerce and technology solutions to the loyalty industry, connecting loyalty programs, third party brands and end consumers across a global transaction platform. Our head office is in Toronto, Canada and we maintain offices in San Francisco, United States, London, England, Singapore and Dubai.

We partner with leading loyalty brands by providing solutions that help make their programs more valuable and engaging while driving revenue and increasing profitability to the program. We do not manage our own loyalty program nor do we offer the core technology that operates a loyalty program. Our business is focused on becoming an important strategic partner to the world's most successful loyalty programs by partnering with them on valuable, private label, ancillary services.

Our business combines attributes of both a platform and a marketing services business to offer a portfolio of consumer and business facing products and services that facilitate either the accrual or redemption of loyalty currency (points or miles). Accrual transactions are typically focused on generating revenue for loyalty program partners while redemption transactions are focused on offering additional engagement options for program members.

At its simplest, our products and services are designed to benefit loyalty programs by: (1) increasing loyalty program revenues and profitability through the sale of loyalty program currency or related travel and loyalty services direct to end consumers or third parties; (2) driving efficient cost management to loyalty program operators by offering non-core redemption options; and (3) enhancing loyalty program member engagement. We now have approximately 75 commercial agreements or integrations with loyalty programs or third parties globally. Most of our commercial contracts enable us to transact directly or indirectly with the loyalty programs member base to facilitate the sale, redemption or earning of loyalty currency online. Approximately 80% of our loyalty program partners are based out of either North America or Europe. The majority of our loyalty program partners are global, with end consumers and transactions originating from around the world.

Most of our contracts enable us to transact directly or indirectly with the loyalty programs' member base to facilitate the sale, redemption or earning of loyalty currency (such as frequent flyer miles or hotel points) online. Our commercial agreements with loyalty program partners are typically for fixed terms of three to five years. Contracts will generally renew with either an annual evergreen clause or a new contract extension for a set term.

Core to our operations is the Loyalty Commerce Platform ("LCP"), an open, Application Program Interface (API) based transaction processing platform that Points leverages for all aspects of the business. The key functions of the LCP include direct, real time, integrations into partners' loyalty program data bases that allow for customer validation and information sharing as well as debit and/or credit of loyalty program currency. Of growing importance is the marketing automation capability that continues to develop as part of the LCPs functionality. Lastly, security, fraud mitigation, auditing and reporting functions are also centralized via the LCP. Through the LCP, we have direct integrations with approximately 75 loyalty programs and third parties, including merchants and other technology companies in the loyalty and travel space.

Leveraging the LCP, we operate in three segments, each of which contain multiple loyalty products and services: (1) Loyalty Currency Retailing; (2) Platform Partners; and (3) Points Travel.

Loyalty Currency Retailing

The Loyalty Currency Retailing segment provides products and services designed to help loyalty program members unlock the value of their loyalty currency and accelerate the time to a reward. Included in this segment are Points' buy, gift, transfer, reinstate, accelerator and status miles services. These services provide loyalty program members the ability to buy loyalty program currency (such as frequent flyer miles or hotel points) for themselves, as gifts for others, or perform a transfer of loyalty currency to another member within the same loyalty program.

We have direct partnerships with over 30 loyalty programs that leverage the Loyalty Currency Retailing services and functionality offered by the LCP. Loyalty Currency Retailing services provide high margin revenue and profitability to our loyalty programs while increasing the member engagement by unlocking the value of loyalty currency in the members' accounts.

We may take a principal role in the retailing of loyalty currencies, whereby we sell points and miles at retail rates to end consumers while purchasing points and miles at wholesale rates from our loyalty program partners. Alternatively, we may assume an agency role in the retailing and wholesaling of loyalty currencies, where we take a less active role in the relationship and receive a commission on each transaction.

Platform Partners

Our Platform Partners segment comprises a broad range of applications that are connected to and enabled by the functionality of the LCP. Loyalty programs, merchants, and other consumer service applications leverage the LCP to broadly distribute loyalty currency and loyalty commerce transactions through multiple channels, including loyalty program, co-branded and third-party channels.

Included in the Platform Partners segment are multiple third-party managed applications that are enabled by the LCP, many of which are redemption based services that offer efficient cost management solutions to loyalty programs. Also included in this segment are earn based services, where merchants who partner with Points can purchase loyalty currency to offer to their customers as an award for every day shopping.

Points Travel

The Points Travel segment connects the world of online travel bookings with the broader loyalty industry and consists of Points' Points Travel and PointsHound services.

In 2014, we acquired Accruity Inc., the San Francisco based start-up operator of the PointsHound loyalty-based hotel booking service, which today continues to offer consumers the ability to earn loyalty currency from 20 loyalty programs. Leveraging the PointsHound technology, Points developed its Points Travel services, the first white-label travel hotel booking service specifically designed for loyalty programs. Points partners with loyalty programs to provide a seamless travel booking experience for loyalty program members and enables the members to earn and redeem their loyalty currency while making hotel and car bookings online. Points Travel offers a rewarding value proposition for loyalty program members as they can earn high levels of points/miles for a hotel or car booking or have the ability to fully redeem points/miles, or a combination of points and cash, for hotel stays and car rentals.

Method of Providing Services

Our services are generally delivered through web-enabled e-commerce solutions.

Specialized Skill and Knowledge

We currently employ nine executive officers. The current executive team possesses many years of loyalty industry experience, and has managed large loyalty programs, sales forces, marketing departments and technology systems. Our success is dependent upon the experience of such key personnel and loss of such personnel could adversely affect our business, operations and prospects.

In addition, our services are delivered using proprietary technology. As a result, we are also dependent upon our ability to retain talented and highly skilled information technology professionals to maintain, build and operate the technology infrastructure. The loss of these individuals and the inability to attract and retain highly qualified employees could have a material adverse effect on our business, revenues, operating results and financial condition.

Competitive Conditions

Our loyalty currency retailing services must compete with a wide range of companies that seek to provide business solutions technology, from small companies to large. Many existing and potential competitors do or could have greater technical or financial resources than we do. The financial performance of Points may be adversely affected by such competition. In particular, no assurances can be given that additional direct competitors to Points may not be formed. In addition, no assurances can be given that we may not lose some or all of our arrangements with our loyalty program partners, including our key loyalty program partners, thereby decreasing our ability to compete and operate as a viable business.

With respect to the services included in the Platform Partners segment, direct and indirect competitors could include any organization seeking access to customers through direct marketing channels, as well as any technology solutions company that is capable of providing redemption and accrual options for loyalty programs. Redemption and accrual based products offered directly by Points or indirectly through third-parties that manage their applications on the LCP, face competition from other technology solutions providers that offer similar types of services to loyalty programs. Additional direct and indirect competitors may emerge in the future.

The PointsHound and Points Travel services face direct and indirect competition from other hotel booking engines and hotel booking solutions. These potential competitors currently offer products similar to the hotel booking features available through the PointsHound and Points Travel services, but do not offer the same value proposition that we can leverage through the Loyalty Currency Retailing segment.

Loyalty partners may have, or may develop, in-house business solutions departments that could take responsibility for work currently being done by Points. Development of in-house solutions could impact us in a negative way and reduce our ability to compete and operate as a viable business.

Any competition or adverse change in the business relationships described above could have a material adverse impact on our business, operations and prospects.

Intangible Property

Points has built a significant brand and reputation within the loyalty industry. Points' operating subsidiary, Points.com Inc., maintains certain trademark registrations for POINTS.COM which provide it with certain exclusive rights. These registrations are renewable in perpetuity. Points also maintains a portfolio covering certain other trademarks. Although management believes the trademark portfolio is valuable, the portfolio is not considered to be critical to the success of Points' business.

As a technology enabled business, we maintain a significant software base that is continually evolving. This software base is critical to the operation of the business.

We have three issued patents: US Patent No. 8,595,055 titled an "Apparatus and method of facilitating the exchange of points between selected entities", US Patent No. 8,433,607 titled a "System and method for exchanging reward currency", and US Patent No. 10,445,759 titled "System and Method for a Loyalty Network". These patents relate to our website at www.points.com and the exchange and trade functions available on that site. We also maintain a patent application portfolio covering certain other inventions. Although management believes the patent portfolio is valuable, the portfolio is not considered to be critical to the success of our business.

Seasonality

Our operations can be moderately influenced by seasonality. Gross profit is typically highest in the fourth quarter in each year as certain product offerings and promotional activity in our Loyalty Currency Retailing segment peak during this time.

Economic Dependence

Points is dependent on the loyalty industry in general and is highly dependent on the viability of certain key loyalty program partners. For the year ended December 31, 2019, there were three loyalty program partners for which sales to their members individually represented more than 10% of Points' total revenue. In aggregate these three partners represented 69% of our total revenue. The loss of any one or more of our key loyalty program partners could have a material adverse effect on our business, revenues, operating results and financial condition. It should be noted that, in respect of our Principal Revenue (as defined in our consolidated financial statements) we transact directly with loyalty program members and do not generate material revenue directly from loyalty partners. As it relates to the Loyalty Currency Retailing services we operate for these three partners, we act as principal where revenues are recognized on a gross basis. We believe gross profit is a more relevant metric to assess our level of economic dependence, as it represents the amount of revenues that are available to fund expenses and the economics we earn from our commercial arrangements with our loyalty program partners. Gross profit generated through commercial arrangements with our top 10 loyalty program partners represented 74% and 70% of our consolidated gross profit for the years ended December 31, 2019 and 2018, respectively.

Changes to Contracts

There can be no assurance that we will be successful in maintaining our existing contractual relationships with our loyalty program partners. Our loyalty program partners have in the past, and may in the future, negotiate arrangements that are short-term and subject to renewal, non-exclusive and/or terminable at the option of the partner on relatively short notice without penalty. Loyalty program partners that have not provided a long-term commitment or guarantee of exclusivity, or that have the ability to terminate on short notice, may exercise this flexibility to end their relationship with us or to negotiate from time to time more preferential financial and other terms than originally contracted for. We cannot ensure that such negotiations will not have an adverse effect on the financial condition or results of operations of Points.

Employees

As at December 31, 2019, we had 269 full-time employees.

RISK FACTORS

Investing in technology enabled service companies can have a high degree of business risk. In addition to the other information contained in this AIF, investors should carefully consider the risk factors set out under the heading "Risks and Uncertainties" in the 2019 MD&A (which is incorporated into this AIF by reference) prior to making an investment decision with respect to Points.

DIVIDENDS

We have not declared or paid any dividends to our shareholders. With the exception of any funds used by us to buy back our shares, we will retain earnings for general corporate purposes to promote future growth. At this time, the board of directors of Points does not anticipate paying any dividends. The board of directors may review this policy from time to time, having regard to Points' financial condition, financing requirements and other relevant factors.

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

Our share capital consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series, of which five series consisting of one share each have been authorized. As of December 31, 2019, 13,241,516 common shares were outstanding. We have no preferred shares outstanding.

The common shares carry one vote per share, are entitled to dividends if, as and when declared by the board of directors of Points and participate equally on any liquidation, dissolution or winding up of Points.

MARKET FOR SECURITIES

Our common shares are listed on the Toronto Stock Exchange ("TSX") under the symbol "PTS" and on the NASDAQ Capital Market ("NASDAQ") under the symbol "PCOM". The following table shows the monthly price ranges and volumes for the common shares traded through the TSX in Canadian Dollars and through the NASDAQ in United States Dollars.

TSX(1)					NASDAQ(2)
Fiscal 2019	High (C$)	Low (C$)	Close (C$)	Volume	Fiscal 2019	High ($)	Low ($)	Close ($)	Volume
January	14.26	12.6	14.17	53,146	January	10.91	8.84	10.71	271,610
February	15.88	13.5	15.84	227,176	February	12.15	10.27	12.01	178,744
March	18.54	15.3	17.94	189,393	March	13.85	11.3	13.44	372,200
April	17.95	15.14	17.25	67,923	April	13.48	11.4	13.01	259,731
May	17.72	15.22	16.17	67,853	May	13.28	11.3	11.95	287,715
June	16.48	13.55	16.28	58,857	June	13.39	10.83	12.35	351,849
July	15.94	13.21	15.75	108,519	July	12.56	9.8	11.95	450,383
August	17.92	13.99	14.94	59,024	August	14.5	10.85	11.21	298,266
September	15.9	14	14.53	27,996	September	12.08	10.6	10.97	176,332
October	16.09	14.18	14.36	41,866	October	11.7	10.82	10.9	129,292
November	17.63	14.1	17.3	97,430	November	13.33	10.69	13.33	158,575
December	20.62	16.64	19.82	59,761	December	15.62	12.56	15.27	162,373

________

Source:
(1) TMX Datalinx.
(2) Bloomberg.

DIRECTORS AND EXECUTIVE OFFICERS

Current Directors

The following table provides certain background information with respect to each director of Points. Our directors will hold office for a term expiring at the conclusion of the next annual meeting of shareholders of Points or until their successors are elected or appointed and will be eligible for re-election. Detailed biographies for each director are provided below.

Name Place of Residence	Director Since	Current Principal Occupation	Committee Membership
David Adams (Quebec)	May, 2016	Corporate Director Former Chief Financial Officer, Aimia Inc.	Audit HRCGC(1)
Christopher Barnard (Ontario)	May, 2007 (and Feb. 2000 to April, 2005)	President, Points International Ltd. and Points.com Inc.	N/A
Michael Beckerman (Ontario)	May, 2010	President and CEO of MKTG Canada Former Chief Executive Officer, Ariad Communications and Bluespire Marketing	HRCGC(1)
Douglas Carty (Illinois, U.S.A.)	February, 2002	Corporate Director	Audit (Chair)
Bruce Croxon (Ontario)	October, 2008	Investor and Advisor	HRCGC(1)
Robert MacLean (Ontario)	February, 2002	Chief Executive Officer, Points International Ltd. and Points.com Inc.	N/A
Jane Skoblo (Ontario)	May, 2019	Corporate Director Vice President of Digital Operations, Rogers Communications	N/A
John Thompson (Ontario)	February, 2002	Corporate Director	Audit HRCGC(1) (Chair)
Leontine van Leeuwen-Atkins (Alberta)	May, 2019	Corporate Director Former Partner, KPMG Canada and KPMG Netherlands	Audit

________

Notes:

(1) The Human Resources & Corporate Governance Committee.

Director Biographies

David Adams

Mr. Adams was elected as Chair of Points in June of 2018. Mr. Adams served as the Executive Vice President and Chief Financial Officer of Aimia Inc. from 2007 until his retirement in March, 2016. At the time of his retirement, Aimia Inc. was a publicly traded global data driven marketing and loyalty analytics company which had close to 4,000 employees in 20 countries and owned and operated well known coalition loyalty programs such as Aeroplan in Canada and Nectar in the UK. He currently serves on the Board of Directors and is Chair of the Audit Committee and a member of the Nominating and Governance Committee of Cardlytics Inc. (Nasdaq), a transaction based marketing company headquartered in Atlanta. He is a non-executive director, Chair of the Audit Committee and a member of the Remuneration Committee of TCC Global, a private global loyalty company. He is also on the Board of Directors of Plan International Canada where he is Chair of the Human Resources and Compensation Committee and a member of the Audit Committee. He is Chair of the Finance Committee and a member of the Board of Governors of the Stratford Festival, North America's largest classical repertory theater company. He is also a member of the Stratford Shakespearean Festival Endowment Foundation of Canada Board.

Until he resigned in December 2018, Mr. Adams served on the Board of Directors and Audit and Human Resource Committees of Club Premier, AeroMexico's frequent flyer program and previously was a board member of Nectar Italia and Prisma in Brazil.

Before joining Aimia, Mr. Adams was Senior Vice President and Chief Financial Officer at Photowatt Technologies Inc. Prior to Photowatt, he acted as Senior Vice President Finance and Chief Financial Officer of SR Telecom Inc. Mr. Adams has also previously held a variety of executive positions at CAE Inc., a global market leader in the production of flight simulators and control systems. Prior to these roles, Mr. Adams held a number of progressively senior roles with the Bank of Nova Scotia and Clarkson Gordon (Ernst & Young).

Mr. Adams is a CPA, CA and holds a Bachelor of Commerce and Finance Degree from the University of Toronto and has completed the Stanford Executive Program.

Christopher Barnard

Mr. Barnard is a founder of Points. As President of Points and its subsidiary Points.com Inc., Mr. Barnard is currently responsible for corporate strategy, corporate development and investor relations. He has also held various interim operating positions at Points including Chief Financial Officer, as well as being responsible for both product development and marketing.

Mr. Barnard has also been instrumental in developing significant commercial relationships and key strategic partnerships with various parties over Points' history and in 2015 he was named as one of the 100 most influential leaders in Fintech globally. In his corporate development capacity, Mr. Barnard has been instrumental in raising capital for Points, including multiple equity financings and a strategic investment from InterActive Corp/IAC, a New York based, NASDAQ 100 leading internet firm. He also led Points' three corporate acquisitions of MilePoint, PointsHound and Crew Marketing as well as the recently announced strategic partnership with Amadeus IT Group S.A.

In 1998, Mr. Barnard co-founded Canada's first internet business incubator, Exclamation International, from which Points was created. Prior to Exclamation, Mr. Barnard was with HDL Capital, a Toronto boutique merchant bank. While at HDL he assisted a number of companies in entering the public markets, including Bid.com which was, at the time, one of Canada's most notable internet technology stories.

Mr. Barnard holds a Masters of Business Administration degree from the Richard Ivey School of Business in London, Ontario.

Michael Beckerman

Mr. Beckerman's sales and marketing career spans over twenty years, three continents and several industries. During this time he has worked on both the client and agency side of the business.

His experience has included senior roles in Canada, Europe and Asia, and culminated with responsibility for NIKE's key U.S. retailers. Based in Hong Kong, Mr. Beckerman was responsible for the marketing of the NIKE brand across Asia-Pacific with a specific emphasis on advertising, promotions and sponsorship. He also served as Marketing Director for NIKE Germany and Director of Advertising for Europe and was at the helm when NIKE was named Brand of the Year. He later took over responsibilities for NIKE's European retail efforts.

Following NIKE, Mr. Beckerman served as Vice President, Marketing for Canadian Airlines. He led a comprehensive rebranding effort that touched everything from employee engagement, market research, product development and brand identify systems prior to heading up Marketing and International expansion for e-commerce site MVP.com. This was a high profile company that had Michael Jordan, Wayne Gretzky and John Elway as lead investors. Mr. Beckerman and his team were some of the pioneers of on-line metrics around basket size, cost per acquisition and on-line customer experience metrics. The MVP.com brand and web-site design and development are still used as benchmarks in the industry.

In 2001, Mr. Beckerman took on the role of Chief Marketing Officer for Bank of Montreal. He was responsible for increasing the marketing orientation and customer focus throughout that organization. While there, reporting to the CEO, he led the development of new brand identities for both its Canadian and U.S. operations which involved more than 1,000 retail locations and over 30,000 employees.

Mr. Beckerman is currently the President and CEO of MKTG Canada, a global lifestyle marketing agency. Prior to this role, Mr. Beckerman was the CEO of Ariad Communications and Bluespire Marketing. Ariad enjoyed record growth during his tenure. Ariad was an agency specializing in branding and on-line communications. Ariad won numerous domestic and international awards and was named as one of the Top Places to Work in Canada.

Mr. Beckerman is a sought after speaker on marketing trends, branding and consumer behaviour. He is a frequent judge for industry events and asked to sit on numerous industry panels. He also enjoys taking his marketing experience to help some charities and foundations sharpen their strategic focus, clearly articulate their cause and generate more funds for their charity.

Douglas Carty

Mr. Carty is currently Chair and Co-Founder of Switzer-Carty Transportation Inc., a Burlington, Ontario based provider of school bus services.

Mr. Carty is also a Director of Wajax Corporation where he serves on the Audit (Chair) and Governance Committees and YRC Worldwide Inc. where he serves on the Audit & Ethics Committee (Chair) and the Compensation Committee.

Mr. Carty previously served at Laidlaw International Inc. as Chief Financial Officer and subsequently as President and Chief Executive Officer of its school bus subsidiary. Prior to Laidlaw, Mr. Carty served as Chief Financial Officer of Atlas Air Worldwide Holdings Inc. and Canadian Airlines Corporation.

Mr. Carty holds a Masters of Business Administration from the University of Western Ontario and a Bachelor of Arts (Honours) from Queens University.

Bruce Croxon

Mr. Croxon was a founder of Lavalife, a category leader and internationally recognized brand in the online dating industry. He was instrumental in growing the company to just under $100 million in revenue and was CEO when the company was sold to Vertrue, Inc. in 2004 and remained CEO until midway through 2006.

Mr. Croxon has since been active as both an investor and advisor in early stage companies in the technology and hospitality sectors. He is currently the Managing Partner of Round13 Capital, a fund that invests in early stage digital businesses in Canada. He is also active in a number of charities, including Food Allergy Canada and Helping Hands Jamaica.

Robert MacLean

Mr. MacLean is a founder of Points and has served as Chief Executive Officer of Points since its beginnings in February 2000. As CEO, Mr. MacLean champions the vision for Points and directs an exceptional team of executives. Mr. MacLean has led his team to deliver a suite of innovative solutions for the global loyalty industry, earning a growing number of partnerships with the world's leading loyalty programs as well as numerous industry technology providers.

Prior to founding Points, Mr. MacLean recorded an impressive list of leadership roles and achievements during 12 years in the airline and loyalty industry. As Vice President, Sales with Canadian Airlines International, Mr. MacLean led a team throughout North America, delivering over $2 billion in annual revenue. Mr. MacLean was also responsible for the airline's award-winning Canadian Plus loyalty program and also served as Canadian Airlines' senior representative on the Oneworld™ Alliance's Customer Loyalty Steering Committee.

Mr. MacLean is an active member of the global loyalty community and has spoken frequently at industry events worldwide.

Mr. MacLean is a member of the board of directors of Prodigy Ventures, a TSXV listed technology company, and is a past member of the board of directors of Hope Air. Hope Air is a national charity that helps Canadians get to medical treatment when they cannot afford the flight costs. Mr. MacLean also sits on multiple advisory boards in the technology industry.

Mr. MacLean is a graduate of Acadia University.

Jane Skoblo

Ms. Skoblo is currently the Vice President, Digital Operations at Rogers Communications, a position she has held since October 2017. Ms. Skoblo has extensive financial and business experience having acted in various senior financial positions through her career, including as CFO of AMEX Bank of Canada and Vice President Finance, Consumer and Small Business Cards. Previously, she was CFO and COO of myNext Mortgage Company and Mortgage Architects Inc. She also has experience in the loyalty industry, having acted as CFO, Global Rewards Finance for American Express (USA).

Ms. Skoblo currently sits on the board of Allstate Canada Group, a wholly owned Canadian subsidiary of Allstate Corporation (USA), and also sits on the board of the Community Trust Company, a privately held federally regulated Canadian financial institution. Ms. Skoblo also is a member of the Advisory Board at the University of Waterloo School of Accounting and Finance. Ms. Skoblo was previously a board member of AMEX Bank of Canada between 2011 and 2016.

Ms. Skoblo holds a Bachelor of Business Administration from the Schulich School of Business, York University. She also holds a CPA, CITP designation (from the AICPA), as well as an ICD.D designation from the Institute of Corporate Directors and has completed the Director's Education Program.

John Thompson

Mr. Thompson has 28 years of executive experience with a range of private and public companies.

From 1999 to 2003, Mr. Thompson was a managing director of Kensington Capital Partners, the investment and advisory firm that did the first fund raise for Points in September 2000. At that time Mr. Thompson made his first investment in Points and has held it since.

Prior to joining Kensington, Mr. Thompson spent more than twenty years with Loblaw Companies Limited, Canada's leading grocery chain, last serving as Executive Vice President and prior to that as Senior Vice President, Finance and Administration. Mr. Thompson's responsibilities at Loblaws included, amongst other things, responsibility for human resources and President's Choice, one of the largest, most recognized and most profitable brands in Canada.

Mr. Thompson is currently a member of the Governing Council of the Sunnybrook Foundation, the fundraising foundation for Sunnybrook Hospital, a premier academic health sciences centre in Canada, that is fully affiliated with the University of Toronto. He is a past member of the Board of Governors and Chair of the Finance Committee of The Corporation of Roy Thomson Hall and Massey Hall, two of Canada's finest concert venues.

Mr. Thompson holds an Honours Business Administration degree from the Richard Ivey School of Business at the University of Western Ontario. Mr. Thompson is also a CPA, CA.

Leontine van Leeuwen-Atkins

Ms. van Leeuwen-Atkins (Atkins) is a board member of Seven Generations Energy, Canada's largest condensate and Montney natural gas producer. She also serves on the Board of Directors of Calgary Economic Development (Chair of the Audit Committee).

Ms. Atkins previously served, until the end of 2018, as a board member of KPMG Canada LLP's Board of Directors, and served on the Acquisitions and Admissions and Succession committees. Ms. Atkins served as a Partner at KPMG Canada from 2006 until early 2019 and was previously a Partner at KPMG Netherlands until she moved to Canada in 2006.

Ms. Atkins has extensive experience in M&A and post-merger integration, as well as transaction and deal advisory.

Ms. Atkins is a member of the Executive Committee of the Calgary Chapter of the Institute of Corporate Directors (ICD) and is an Alumni of, and guest speaker with, ICD's Director Education programme at the University of Calgary, Haskayne School of Business.

In addition to her CPA, CA and ICD.D designations, Ms. Atkins holds a Bachelor of Business Administration in Finance from Acadia University and a Masters of Business Administration from Dalhousie University.

Current Executive Officers

The following table sets forth the name, province of residence, and current and five-year historic occupations of the executive officers of Points.

Name Title	Province of Residence	Principal Occupation within the Preceding Five Years (current and for past five years unless otherwise noted)
Robert MacLean Chief Executive Officer	Ontario	Chief Executive Officer, Points International Ltd. and Points.com Inc.
Christopher Barnard President	Ontario	President, Points International Ltd. and Points.com Inc.
Erick Georgiou Chief Financial Officer	Ontario

Chief Financial Officer, Points International Ltd. and Points.com Inc. (Mar. 2018 to present)

Vice President, Finance and other previous roles, Points International Ltd. and Points.com Inc. (prior to Mar. 2018)

Peter Lockhard Chief Operating Officer	Ontario	Chief Operating Officer, Points International Ltd. and Points.com Inc.
Inez Murdoch Chief People Officer	Ontario	Chief People Officer, Points International Ltd. and Points.com Inc.
Chris Boyd Head of Product	Ontario

Head of Product, Points International Ltd. and Points.com Inc. (Sept. 2019 to present)

Vice President, Product Management and other previous roles, Points International Ltd. and Points.com Inc. (prior to Sept. 2019)

Jay Malowney Chief Commercial Officer	Ontario

Chief Commercial Officer, Points International Ltd. and Points.com Inc. (Jan. 2019 to present)

Senior Vice President, Partner Relationships, Points International Ltd. and Points.com Inc. (prior to Jan. 2019)

Don Dew Chief Technology Officer	Ontario

Chief Technology Officer, Points International Ltd. and Points.com Inc. (Sept. 2019 to present)

Senior Vice President, Engineering and other previous roles, Intelex Technologies Inc. (prior to Jun. 2019)

Danielle Brown Chief Marketing Officer	Ontario

Chief Marketing Officer, Points International Ltd. and Points.com Inc. (Dec. 2019 to present)

Chief Marketing Officer, Knixwear (Nov. 2018 to Nov. 2019)

Chief Marketing Officer, Hubba (Mar. 2017 to Nov. 2018)

Vice President, Marketing, Points International Ltd. (prior to Mar. 2017)

Security Holdings

As of December 31, 2019, as a group, the directors and executive officers of Points beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 810,516 common shares representing approximately 6.1% of the issued and outstanding common shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of Points, no director or executive officer of Points is, as at the date of this AIF, or within the last 10 years before the date of this AIF has been, a director, chief executive officer or chief financial officer of any company that: (a) while that person was acting in that capacity, was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days, or (b) was subject to a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after that person ceased to be a director, chief executive officer or chief financial officer, but which resulted from an event that occurred while that person was acting in that capacity.

To the knowledge of Points, no director or executive officer of Points is, as at the date of this AIF, or within the last ten years before the date of this AIF has been, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the knowledge of Points, no director or executive officer of Points has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

To the knowledge of Points, no director or executive officer of Points has, within the last 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Conflicts of Interest

To the knowledge of Points, no director or executive officer of Points has an existing or potential material conflict of interest with Points.

AUDIT COMMITTEE

Audit Committee Charter

A copy of the Audit Committee's mandate is attached hereto as Appendix A.

Composition of the Audit Committee

The Audit Committee is currently comprised of Douglas Carty (Chair), David Adams, John Thompson and Leontine van Leeuwen-Atkins. Each member of the Audit Committee is independent and has represented to us that they are financially literate within the meaning of NI 52-110.

Relevant Education and Experience

Mr. Carty (Chair) holds a Master of Business Administration from the University of Western Ontario (subsequently renamed the Ivey School of Business) and a Bachelor of Arts (Honours) from Queen's University. As described in the section above on "Directors and Executive Officers", Mr. Carty has held several senior executive positions of public companies that are directly relevant to his performance as Chair of the Audit Committee.

Mr. Adams holds a Bachelor of Commerce and Finance degree from the University of Toronto and is also a CPA, CA. As described in the section above on "Directors and Executive Officers", Mr. Adams has held several senior executive positions that are directly relevant to his role on the Audit Committee, including most recently serving as the Executive Vice President and Chief Financial Officer of Aimia Inc. from 2007 until March, 2016.

Mr. Thompson holds an Honours Business Administration degree from the Ivey School of Business at the University of Western Ontario. Mr. Thompson is also a CPA, CA. Mr. Thompson has 28 years of executive experience.

Ms. van Leeuwen-Atkins holds a Bachelor of Business Administration in Finance from Acadia University, a Master's of Business Administration from Dalhousie University and is also a CPA, CA. As described in the section above on "Directors and Executive Officers", she has significant financial experience through her years as a Partner of KPMG Canada and KPMG Netherlands.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee is required to pre-approve all audit and non-audit services performed by our external auditor in order to ensure these services do not impair the external auditor's independence.

In accordance with applicable Canadian and U.S. securities rules and regulations, services provided by our external auditor are categorized as audit services, audit-related services, tax services and all other services.

The Audit Committee reviews and pre-approves the terms and fees of the external auditor's annual audit services engagement, which includes, the external auditor's attestation report on the effectiveness of our internal control over financial reporting.

Certain identified audit services, audit-related services and tax services are pre-approved by the Audit Committee up to a prescribed limit in fees per fiscal year. Management and the external auditor ensure that details of any services performed pursuant to such pre-approval are reported to the Audit Committee on a quarterly basis.

The Chair of the Audit Committee has authority to pre-approve any non-audit services, including audit-related and tax services, up to a prescribed limit in fees per fiscal year. The details of all such pre-approved services are reported to the Audit Committee on a quarterly basis.

External Auditor Service Fees (By Category)

The aggregate fees billed by our external auditor in the last two fiscal years are as follows:

	2019 (CAD$)	2018 (CAD$)
Audit Fees	580,686	657,399

In the table above, Audit Fees include fees for the annual audit of our consolidated financial statements, interim reviews of our quarterly condensed consolidated financial statements and statutory audits of our wholly-owned subsidiaries by our external auditor.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of Points, no director or executive officer of Points or a person or company that beneficially owns or controls or directs, directly or indirectly, more than 10% of any class or series of Points' outstanding voting securities, or an associate or affiliate thereof, had any material interest, direct or indirect, in any transaction within the three most recently completed fiscal years or during the current fiscal year that has materially affected or is reasonably expected to materially affect Points.

TRANSFER AGENT

Computershare Trust Company of Canada
100 University Ave., 9th Floor
Toronto, ON M5J 2Y1
Canada

MATERIAL CONTRACTS

Below is a description of the material contracts of Points filed on SEDAR and EDGAR during 2019 or which were entered into prior to 2019 and are still in effect. Copies are available at www.sedar.com and www.sec.gov.

On December 10, 2019, Points and its subsidiary Points.com Inc. entered into a credit agreement (the "Credit Agreement") with the Royal Bank of Canada, as agent, lead arranger and sole bookrunner and the Bank of Nova Scotia, as lenders, to borrow up to an aggregate amount of $50 million (which may be increased to $65 million at the option of Points) in accordance with the terms of the Credit Agreement.

INTEREST OF EXPERTS

KPMG LLP, our external auditor, reported on the 2019 Audited Consolidated Financial Statements. KPMG LLP have confirmed that they are independent with respect to Points within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and also that they are independent accountants with respect to Points under all relevant US professional and regulatory standards.

ADDITIONAL INFORMATION

Additional information about us can be found at www.sedar.com or www.sec.gov.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of our securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in our most recent Management Information Circular.

Additional financial information can also be found in our 2019 Audited Consolidated Financial Statements and the 2019 MD&A.

NON-GAAP FINANCIAL MEASURES

Our financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"). We use certain non-GAAP measures, which are defined below, to better assess our underlying performance. These measures are reviewed regularly by management and the Board of Directors in assessing our performance and in making decisions about ongoing operations. In addition, we use these measures to determine components of management compensation. We believe that these measures are also used by investors, analysts and other interested parties as an indicator of our operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income. The reconciliations for these non-GAAP measures from the closest GAAP measure are contained below.

Gross Profit

Gross profit, defined by management as total revenues less direct costs of principal revenue, is a non-GAAP financial measure which does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other issuers. We view gross profit as an integral measure of financial performance as it represents an internal measure of ongoing growth and the amount of revenues that are available to fund ongoing operating expenses, including incremental spending that is in line with our long-term strategic goals. Gross profit is a component of our management incentive plan and is used by management to assess our operating performance. In general, we seek to maximize the gross profit generated from each loyalty partner relationship.

Reconciliation of Revenue to Gross Profit

	For the year ended
(In thousands of US dollars)	Dec. 31, 2019	Dec. 31, 2018	$ Variance	% Variance
Total Revenue	$ 401,177	$ 376,245	$ 24,932	7%
Less: Direct cost of revenue	335,722	322,341	13,381	4%
Gross profit	$ 65,455	$ 53,904	$ 11,551	21%

APPENDIX A
Audit Committee Mandate

1 Establishment of Committee

1.1 Establishment of the Audit Committee Confirmed

The establishment of the audit committee of the board of directors of Points International Ltd., is hereby confirmed with the purpose, constitutions and responsibilities herein set forth.

1.2 Certain Definitions

In this mandate:

"Board" means the board of directors of Points;

"Chair" means the chair of the Committee;

"Committee" means the audit committee of the Board;

"Director" means a member of the Board;

"External Auditor" means the person occupying the office of auditor of the Corporation in accordance with the Canada Business Corporations Act;

"Mandate" means this written mandate of the Committee and any such mandate for the Committee which the Board resolves from time to time shall be the mandate of the Committee;

"NI 52-110" means National Instrument 52-110 - Audit Committees, and any companion policies thereto of the Canadian Securities Administrators, as amended from time to time, or any successor legislation or rule thereto; and

"Points" or the "Corporation" means Points International Ltd.

2 Purpose and Objective

2.1 Purpose

The Committee's purpose is to assist the Board in the discharge of its obligations in connection with:

(a) the integrity of the Corporation's financial statements, and accounting and financial reporting systems (including those used in connection with the preparation of its financial statements, budgets and forecasts);

(b) the Corporation's compliance with legal and regulatory requirements;

(c) the External Auditor's qualifications and independence;

(d) the performance of the External Auditor and the performance of the Corporation's internal audit function; and

(e) the adequacy and integrity of the Corporation's internal controls over financial reporting and disclosure controls and procedures.

2.2 Discharge of Responsibilities

The Audit Committee will primarily fulfill its responsibilities by carrying out the activities enumerated in Section 8 of this Mandate.

3 Authority and Outside Advisers

3.1 Information from Employees

The Board authorizes the Committee, within the scope of its responsibilities, to seek information it requires from any employee.

3.2 Outside Advisors

The Committee shall also have the authority to retain (and terminate) such outside legal, accounting or other advisors as it may consider appropriate and shall not be required to obtain the approval of the Board in order to retain or compensate such advisors. The Committee shall have sole authority to approve related fees and retention terms.

4 Committee Membership

4.1 Number of Members

The Committee shall consist of not fewer than three Directors.

4.2 Independence of Members

The members of the Committee shall be independent directors as defined in NI 52-110, the NASDAQ Listing Rules and Rule 10A-3(b)(1) under the Securities Exchange Act of 1934.

4.3 Financial Literacy

(a) Requirement - Each member of the Committee shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Committee.

(b) Definition - "Financially literate" shall mean that the Director has the ability to read and understand a set of financial statements that present the breadth and complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

4.4 Financial Expert

Unless approved by the Board, the Committee shall have at least one financial expert as defined under Item 407 of Regulation S-K under the Securities Exchange Act of 1934.

4.5 Annual Appointment of Members

The members of the Committee shall be appointed by the Board. The appointment of members of the Committee shall take place annually at the first meeting of the Board after a meeting of the shareholders at which Directors are elected, provided that if the appointment of members of the Committee is not so made, the Directors who are then serving as members of the Committee shall continue as members of the Committee until their successors are appointed.

4.6 Vacancy

The Board may appoint a member to fill a vacancy which occurs in the Committee between annual elections of Directors.

5 Committee Chair

5.1 Board to Appoint Chair

The Board shall appoint the Chair from the members of the Committee (or if it fails to do so, the members of the Committee shall appoint the Chair from among its members). If, at any meeting, the Chair is not in attendance, then the directors present shall be responsible for choosing one of their number to be chair of the meeting and for delivering a casting vote, as necessary.

5.2 Chair to be Appointed Annually

The designation of its Chair shall take place annually at the first meeting of the Board after a meeting of the members at which Directors are elected, provided that if the designation of Chair is not so made, the Director who is then serving as Chair shall continue as Chair until his or her successor is appointed.

5.3 Casting Vote

In case of an equality of votes, the Chair in addition to his original vote shall have a second or casting vote.

6 Committee Meetings

6.1 Quorum

A quorum of the Committee shall be a majority of its members. No business shall be transacted by the Committee except at a meeting at which a quorum of the Committee is present.

6.2 Secretary

The Secretary of the Committee will be the Secretary of the Board, unless otherwise appointed by the Chair. The Secretary may, but need not, be a member of the Committee.

6.3 Time and Place of Meetings

The time and place of the meetings of the Committee and the calling of meetings and the procedure in all things at such meetings shall be determined by the Committee; provided, however, the Committee shall meet at least quarterly. In addition, meetings may be called by any member of the Committee or by the External Auditor on two days notice (exclusive of the day on which notice is sent but inclusive of the day for which notice is given).

6.4 Right to Vote

Each member of the Committee shall have the right to vote on matters that come before the Committee.

6.5 Invitees

The External Auditor, the Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO") of Points shall be entitled to receive notice of and to be heard at each meeting of the Committee, as non-voting observers. The Committee may additionally invite Directors, officers and employees of Points or any other person to attend meetings of the Committee to assist in the discussion and examination of the matters under consideration by the Committee.

6.6 In Camera Sessions with External Auditor

As part of each meeting of the Committee at which the Committee recommends that the Board approve the annual audited financial statements or at which the Committee reviews the interim financial statements, the Committee shall meet separately with each of:

(a) the CFO; and

(b) the External Auditor.

No minutes of the in camera sessions will be taken unless the Chair of the meeting requests in writing that the discussion be added to the meeting minutes.

7 Remuneration of Committee Members

7.1 Director Fees Only

No member of the Committee may earn fees from Points or any of its subsidiaries other than directors' fees (which fees may include cash and/or shares or options or other in-kind consideration ordinarily available to Directors, as well as all of the regular benefits that other Directors receive).

7.2 Other Payments

For greater certainty, no member of the Committee shall accept any consulting, advisory or other compensatory fee from Points and its affiliates.

8 Duties and Responsibilities of the Committee

8.1 Financial and Related Information

(a) Financial Reporting - The Committee shall only review annual and interim financial reports and related financial documents for release to the public after the External Auditor has reviewed such material (if applicable) and the CFO has completed and signed a disclosure checklist regarding key areas affecting Directors' liability. The Committee must be satisfied that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements and must periodically assess the adequacy of those procedures.

(b) Financial Statements - The Committee shall review and discuss with management and the External Auditor, Points' annual and interim financial statements and related MD&A and report thereon to the Board before the Board approves those statements.

(c) Accounting Treatment - The Committee shall review and discuss with management and the External Auditor on a timely basis:

(i) major issues regarding accounting policies, principles and financial statement presentations, including any significant changes in Points' selection or application of accounting principles and major issues as to the adequacy of Points' internal controls and any special audit steps adopted in light of material control deficiencies;

(ii) analyses prepared by management and the External Auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analysis of the effects of alternative accounting methods on the financial statements;

(iii) the effect on the financial statements of Points of regulatory and accounting initiatives and issues, as well as off-balance sheet transactions, structures, obligations (including contingent obligations) and other relationships of Points with unconsolidated entities or other persons that have a material current or future effect on the financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of revenues or expenses of Points;

(iv) the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented;

(v) any financial information or financial statements in prospectuses and other offering documents;

(vi) the management certifications of the financial statements as may be required by applicable securities laws in Canada or otherwise, and all certifications and reports of any disclosure committee established by management from time to time; and

(vii) any other relevant reports or financial information submitted by Points to any governmental body, or the public.

(d) Discussion of Accounting Treatments - The Committee shall have direct communication channels with the External Auditor to discuss and review specific issues as appropriate.

(e) Disclosure of Other Financial Information - The Committee shall discuss with management and the External Auditor:

(i) financial information to be disclosed in the press releases discussing the annual and interim profits or losses of the Corporation, paying particular attention to any use of "pro forma" or "adjusted" financial information;

(ii) financial information to be disclosed in any other press releases issued by the Corporation; and

(iii) financial information and earnings guidance (if any) provided to analysts and rating agencies.

(f) Review of Communications - The Committee shall review with the External Auditor all material written communication between the External Auditor and management including, but not limited to, the management letter and schedule of unadjusted differences.

8.2 External Auditor

(a) Authority with Respect to External Auditor. The Committee shall be responsible for the selection, compensation, retention and oversight of the work of the External Auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation. In discharging its responsibilities, the Committee shall:

(i) recommend to the Board the accounting firm to be proposed to the shareholders for appointment as the External Auditor;

(ii) recommend to the Board the compensation of the External Auditor;

(iii) determine, at any time, whether the Board should recommend to the shareholders that the incumbent External Auditor be removed from office;

(iv) review the terms of the External Auditor's engagement and discuss the audit fees with the External Auditor, as necessary; and

(v) require the External Auditor report directly to the Committee.

(b) Independence of External Auditor. The Committee shall satisfy itself as to the independence of the External Auditor. As part of this process, the Committee shall:

(i) assure the regular rotation of the lead audit partner as required by applicable laws and consider whether, in order to ensure continuing independence of the External Auditor, the Corporation should periodically rotate the accounting firm that serves as External Auditor;

(ii) require the External Auditor to submit at least annually to the Committee a formal written statement delineating all relationships between the External Auditor and the Corporation, engage in a dialogue with the External Auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the External Auditor, and recommend to the Board the appropriate actions to be taken in response to the External Auditor's report to satisfy itself of the External Auditor's independence;

(iii) unless the Committee adopts pre-approval policies and procedures, it must pre-approve any non-audit services provided by the External Auditor to the Corporation or its subsidiaries; provided, however, that the Committee may delegate such pre-approval authority to one or more of its members, who shall report to the Committee concerning their exercise of such delegated authority at or prior to the next scheduled meeting of the Committee; and

(iv) establish, approve and periodically review the Corporation's hiring policy regarding partners, employees and former partners and employees of the External Auditor and any accounting firm that used to serve as External Auditor.

(c) Issues Between External Auditor and Management. The Committee shall satisfy itself that any disagreement between management and the External Auditor regarding the Corporation's financial reporting is resolved. As part of this process, the Committee shall:

(i) review any problems experienced by the External Auditor in conducting the audit, including any restrictions on the scope of the External Auditor's activities or on its access to requested information;

(ii) act as an intermediary with a view of resolving any significant disagreements that may arise between management of the Corporation and the External Auditor;

(iii) review with the External Auditor:

(A) any accounting adjustments that were noted or proposed by the External Auditor, but were ultimately not made;

(B) any auditing or accounting issues presented by the engagement;

(C) any internal control issues or weaknesses identified by the External Auditor; and

(D) the responsibilities, budget and staffing of the Corporation's internal audit function.

(d) Evaluation of External Auditor. The Committee shall evaluate the External Auditor each year and present its conclusions to the Board. In connection with this evaluation, the Committee shall:

(i) obtain and review a report prepared by the External Auditor describing:

(A) the External Auditor's quality-control procedures;

(B) any material issues raised by the most recent internal quality-control review, or peer review, of the External Auditor or by any inquiry, review, inspection or investigation involving the External Auditor by governmental or professional authorities, within the preceding five years, in respect of one or more independent audits carried out by the External Auditor, and any steps taken to deal with any such issues; and

(C) all relationships between the External Auditor and the Corporation;

(ii) review and evaluate the performance of the lead partner of the External Auditor; and

(iii) obtain the feedback from the relevant members of management of the Corporation and the Internal Auditor on the performance of the External Auditor.

(e) Improper Influence on Auditors. SOX prohibits improper influence on auditors which results in financial statements that are materially misleading. The Corporation's directors and officers, and persons under their direction, may not directly or indirectly act to fraudulently influence, coerce, manipulate or mislead any auditor engaged in the performance of an audit or review of the Corporation's financial statements that are required to be filed with the SEC if they knew or should have known that such action could, if successful, result in rendering such financial statements materially misleading.

8.3 Management Response

The Committee shall obtain management's response to significant remarks or findings of the External Auditor and shall follow-up as required on the status of the implementation of corrective measures.

8.4 Related Party Transactions

The Committee shall review and approve all related party transactions in which Points is involved or which Points proposes to enter into.

8.5 Risk Assessment, Risk Management and Internal Control

(a) The Committee shall gain an understanding of Points' business and shall discuss Points' major financial risk exposures and the steps management has taken to monitor and control such exposures.

(b) The Committee shall assess and evaluate management's internal control plan.

(c) The Committee shall obtain regular updates from management and legal counsel regarding compliance matters.

8.6 Other Matters

The Committee shall perform any other activities consistent with this Mandate, Points' by-laws and governing law, as the Committee or the Board deems necessary or appropriate.

9 Whistle Blowing

9.1 Procedure

The Committee shall be responsible for reviewing and evaluating the Corporation's procedures for:

(a) the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls or auditing matters; and

(b) the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

10 Hiring Practices

10.1 Hiring Policies

The Committee shall review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation.

11 Reporting to the Board

11.1 Regular Reporting

The Committee shall report to the Board following each meeting of the Committee and at such other times as the Chair may determine to be appropriate (provided that the Committee shall report to the Board at least four times per year) and shall ensure that the Board is made aware of matters that may significantly affect the financial condition or affairs of Points.

12 Evaluation of Committee Performance and Mandate Review

12.1 Establish Process

The Board may establish a process for committees of the Board for assessing the performance of such committees on a regular basis and, if established, the Committee shall follow such process in assessing its performance.

12.2 Amendments to Mandate

The Committee shall review and assess the adequacy of this Mandate annually and recommend to the Board any changes it deems appropriate.